225 East Mason Street Suite 802 Milwaukee, WI 53202-3657 www.eaglecapitalgrowthfund.com

June 9, 2023

Mr. Kenneth Ellington                      [Email: ellingtonk@sec.gov]
Staff Accountant
U. S. Securities and Exchange Commission
Division of Investment Management, Disclosure Review and Accounting Office
100 F. Street, N.E.
Washington, D.C. 20549

Re: Eagle Capital Growth Fund, Inc. (NYSE American: GRF) (“Fund”)

Mr. Ellington:

This letter responds to the various comments that we discussed recently.

SEC Comment 1: The Fund filed its 2022 N-CSR late without filing a SEC Form 12b-25.

The Fund communicated its Annual Report to shareholders on a timely basis; however, the filing of the N-CSR was late due to an irregular schedule in 2023 as the Fund transitioned to a new independent accounting firm. The N-CSR was ready and available to file by the filing deadline. When the Fund became aware that the deadline had inadvertently passed, the focus was on filing the N-CSR as soon as possible.

The Fund has added control procedures to prevent future late filings and, in the event of a late filing, will file a Form 12b-25 to reflect the late filing.

SEC Comment 2: The Fund should include a footnote on the Financial Highlights re: performance calculation.

The Fund will file an amended N-CSR (N-CSR/A) which will include the footnote; the Fund will include that disclosure in future reports.

SEC Comment 3: The information provided per Rule 8b-16 should be reviewed for formatting and completeness.

The Fund has reviewed the formatting and disclosure, editing them in the amended N-CSR (N-CSR/A) and will use similar language and formatting going forward.

SEC Comment 4: The Fund did not submit the letter from the prior independent auditing firm with the N-CSR.

The Fund will include the letter in its amended N-CSR (N-CSR/A).

The Fund disclosed the change in its Form 8-K at the time of the change, including the letter from the prior independent auditing firm, and referenced the change in independent accounting firms a number of times in the February 2023 communications with shareholders (Annual Report, Proxy Statement).

SEC Comments 5 and 6: With respect to Items 11 of the N-CSR and Exhibit(a)(2), references are made to “quarter” rather than “period”.

The Fund has made those changes which are reflected in the amended N-CSR (N-CSR/A) and will be used going forward.

I trust that the foregoing is responsive to your various questions and comments. If you have any questions, or need additional information, please let me know.

Very truly yours,

David C. Sims

VP, Chief Financial Officer and Chief Compliance Officer

Email: dave@simscapital.com

Office: (414) 765-1107